Exhibit 99.1
MYND.AI, INC. RECEIVES NYSE AMERICAN APPROVAL OF COMPLIANCE PLAN AND EXTENSION THROUGH DECEMBER 2027
NYSE American Acceptance Provides Continued Listing While Company Executes Strategic Growth and Balance Sheet Initiatives
Alpharetta, G.A., August 17, 2026 – Mynd.ai, Inc. (“Mynd” or the “Company”) (NYSE American: MYND), a global leader in interactive technology solutions, today announced that NYSE Regulation has accepted the Company's compliance plan and granted an extension through December 2, 2027 to regain compliance with NYSE American continued listing standards.
The acceptance of the Company's plan enables Mynd to maintain its NYSE American listing while executing initiatives designed to strengthen its financial position and support long-term shareholder value creation. The Company will continue trading on NYSE American throughout the compliance period, subject to meeting plan milestones and ongoing review requirements.
As previously disclosed, on June 2, 2026, the Company received notice from NYSE American that it was not in compliance with Sections 1003(a)(i) and 1003(a)(ii) of the NYSE American Company Guide due to a stockholders' deficit as of December 31, 2025. On July 2, 2026, the Company submitted a comprehensive plan outlining actions already implemented and additional measures intended to restore compliance.
On August 12, 2026, NYSE Regulation notified the Company that it had completed its review and formally accepted the plan. The Company has until December 2, 2027 to regain compliance and will remain listed on NYSE American during this period.
"We are pleased that NYSE Regulation has approved our compliance plan and recognized the actions we are taking to strengthen the Company's financial position," said Arthur Giterman, Chief Executive Officer of Mynd.ai. "This approval allows us to maintain our NYSE American listing while we continue executing our strategic priorities, serving our customers worldwide, and focusing on initiatives designed to enhance long-term value for our shareholders."
The Company remains focused on expanding its global market presence, driving operational performance, and executing initiatives intended to improve its balance sheet and overall financial strength. Management believes the acceptance of the compliance plan provides a clear framework and sufficient time to achieve compliance while continuing to advance the Company's business objectives.

About Mynd.ai, Inc.
Alpharetta-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces in over 125 countries. Our global distribution network of more than 1,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers. Learn more at www.mynd.ai.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “plan,” “will,” “believe,” “anticipate,” “doubt,” “expect,” “intend,” and similar terms and phrases are used in this press release to identify forward-looking statements. Actual results may differ materially from those expressed or implied by such statements due to risks, uncertainties, and other factors described in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by law.
For investor and media inquiries, please contact:
Investor Relations - Mynd.ai, Inc.
E-mail: investorrelations@mynd.ai
Chief Financial Officer
officeoftheCFO@mynd.ai
Tel: (206) 393-4443
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